UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04034337

May 27, 2004

Act Exchange Act of 1934
Section 13G
Rule 13d-1(b)
Public
Availability May 27, 2004

Jeffrey D. Karpf, Esq.
Cleary, Gottlieb, Steen & Hamilton
One Liberty Plaza
New York, NY 10006-1470

Re: Citigroup Inc. and the Qualifying Subsidiaries
Incoming letter dated May 26, 2004

Dear Mr. Karpf:

We are responding to your letter dated May 26, 2004 to Brian V. Breheny and Mara L. Ransom of the Division of Corporation Finance. A copy of your correspondence is attached. By doing this, we avoid having to recite or summarize the facts set forth in your letter. Each defined term in this letter has the same meaning as in your May 26, 2004 correspondence, unless we indicate otherwise.

The Division of Corporation Finance will not recommend enforcement action to the Commission if the Qualifying Subsidiaries report beneficial ownership on Schedule 13G pursuant to Rule 13d-1(b). The Qualifying Subsidiaries may not use Schedule 13G if they acquire the subject securities with the purpose or effect of changing or influencing control of the issuer.

The foregoing position is based on the facts described and the representations made in your letter. In particular, we note your representations regarding the comparability of the foreign laws that govern the Qualifying Subsidiaries and the United States laws that govern the entities listed in Rule 13d-1(b)(1)(ii). We also note your undertaking to furnish the information otherwise required by Schedule 13D upon our request.

Any change in the facts described and representations made in your letter may change our conclusion. This letter only expresses our position on enforcement action. It does not express any legal conclusions on the questions presented.

Sincerely,

Mara L. Ransom
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance

CLEARY, GOTTLIEB, STEEN & HAMILTON

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Writer's Direct Dial: (212) 225-2864
E-Mail: jkarpf@cgsh.com

May 26, 2004

VIA FACSIMILE

Brian V. Breheny, Esq.
Mara Ransom, Esq.
Office of Mergers & Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Request for certain subsidiaries of Citigroup Inc. to Report on Schedule 13G as Qualified Institutional Investors

Dear Mr. Breheny,

I am writing on behalf of Citigroup Inc. ("Citigroup") and certain of its non-U.S. subsidiaries listed in Annex A attached hereto (the "Qualifying Subsidiaries") to request assurance that the staff of the Division of Corporation Finance (the "Division") will not recommend enforcement action by the Securities and Exchange Commission (the "Commission") if the Qualifying Subsidiaries report beneficial ownership of registered equity securities as required by the rules promulgated under Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Act"), on Schedule 13G as qualified institutional investors rather than on Schedule 13G as passive investors or on Schedule 13D.

I. Background

Citigroup is a diversified global financial services holding company incorporated in Delaware. Through its subsidiaries, Citigroup's businesses provide a broad range of financial services to consumer and corporate customers with some 200 million customer accounts doing business in more than 100 countries. Citigroup is largely organized into five groups: Citigroup Global Consumer Group, the Global Corporate and Investment Banking Group, Citigroup Global Investment Management, Smith Barney and Citigroup International. The Citigroup Global Consumer Group businesses include banking services, credit cards, loans and insurance. The Global Corporate and Investment Banking Group meets the financial services needs of corporations, governments, and institutional and individual investors around the globe. Citigroup Global Investment Management provides investment management and related services to a broad spectrum of clients around the world, from beginning investors to wealthy individuals to large institutions, both public and private. Smith Barney is a leading provider of comprehensive financial planning and advisory services to high net worth investors, institutions, corporations and private businesses, governments and foundations. Citigroup International has a long and unrivaled history as a provider of financial services throughout the world, including more than 100 countries in North and South America; Asia and the Pacific; Western, Central, and Eastern Europe; the Middle East, and Africa.

Citigroup is a bank holding company within the meaning of the U.S. Bank Holding Company Act of 1956 registered with, and subject to examination by, the Board of Governors of the Federal Reserve System ("FRB"). In addition, Citigroup is subject to the periodic reporting requirements of Section 13(a) of the Act and, accordingly, files annual, quarterly and current reports, proxy statements and other information with the Commission. Certain of Citigroup's subsidiaries are subject to supervision and examination by their respective federal and state authorities, including, without limitation, certain subsidiaries registered under Section 15 of the Act and certain subsidiaries registered as investment advisers under Section 203 of the Investment Advisers Act of 1940. In addition, certain of Citigroup's broker-dealer subsidiaries, including the Qualifying Subsidiaries, are subject to regulation in the countries outside of the U.S. in which they do business. At December 31, 2003, Citigroup had approximately 134,000 full-time and 6,000 part-time employees in the United States and approximately 119,000 full-time employees outside the United States. Further information about Citigroup can be found on its website at www.citigroup.com.

II. Qualifying Subsidiaries

The Qualifying Subsidiaries that are the subject of this letter were organized under the laws of England and Wales and engage in the activities described below.

Citigroup Global Markets Limited (formerly Stockrobe Limited and Salomon Brothers International Limited) was organized under the laws of England and Wales in 1983 ("CGML"). CGML is a wholly-owned subsidiary of Citigroup Global Markets Europe Limited ("CGMEL"), the equity of which is held 30.9% by Citigroup Financial Products Inc. ("CFP"), 50.2% by Citigroup Global Markets (International) Finance AG ("CGMF"), 18.8% by Citigroup Global Markets International LLC ("CGMI") and 0.2% by Citigroup Global Markets Europe Finance Limited ("CGMEFL"). Each of CGMF, CGMI and CGMEFL is a wholly-owned subsidiary of CFP and CFP is a wholly-owned subsidiary of Citigroup Global Markets Holdings Inc., a wholly-owned subsidiary of Citigroup. CGML was formed for the purpose of conducting an investment business, including market-making in equity and fixed income securities through the trading of securities for its own account and for the accounts of its customers. In the course of such activities, CGML may purchase securities registered under Section 12 of the Act for its own account and for the accounts of its customers. CGML is not registered as a broker-dealer in the United States under Section 15 of the Act. However, it operates in a similar manner to U.S. registered broker-dealers and is subject to extensive regulation in the United Kingdom by the Financial Services Authority ("FSA") in accordance with the Financial Services and Markets Act of 2000 (the "Financial Services Act"). CGML is also a member of, and is subject to regulation by, the London Stock Exchange.

Citigroup Global Markets U.K. Equity Limited (formerly Activegrand Limited and Salomon Brothers U.K. Equity Limited) was organized under the laws of England and Wales in 1986 ("CGMUKE"). CGMUKE is a wholly-owned subsidiary of CGMEL. CGMUKE was formed for the purpose of conducting an investment business, including market-making in equity securities traded in the United Kingdom through the trading of securities for its own account and for the accounts of its customers. In the course of such activities, CGMUKE may purchase securities registered under Section 12 of the Act for its own account and for the accounts of its customers. CGMUKE is not registered as a broker-dealer in the United States under Section 15 of the Act. However, it operates in a similar manner to U.S. registered broker-dealers and is subject to extensive regulation in the United Kingdom by the FSA in accordance with the Financial Services Act. CGMUKE is also a member of, and is subject to regulation by, the London Stock Exchange.

In the ordinary course of their businesses, the Qualifying Subsidiaries generally exercise discretionary investment and voting power over the securities held in their proprietary or managed accounts, and some of these securities are equity securities subject to the reporting requirements of Sections 13(d) and 13(g) of the Act. As such, for purposes of Sections 13(d) and 13(g), the Qualifying Subsidiaries may be deemed the beneficial owners of these equity securities and have reporting obligations with respect to them. However, the Qualifying Subsidiaries are not formed under the laws of the United States and, consequently, do not meet the express criteria set forth for qualified institutional investors in Rule 13d-1(b)(1)(ii). Therefore, although the Qualifying Subsidiaries are eligible to use short-form Schedule 13G as passive investors, they may not be able to use Schedule 13G on the same timing as is available to other comparable U.S. institutions that are qualified institutional investors.

Annex A sets forth the names of the Qualifying Subsidiaries for which relief is requested, their jurisdictions of incorporation and categorization for Rule 13d-1 purposes.[1] As described above, each Qualifying Subsidiary is a wholly-owned subsidiary of Citigroup. In addition, each Qualifying Subsidiary is regulated as a broker-dealer in its jurisdiction of organization and would be a qualified institutional investor of the type listed in Rule 13d-1(b)(1)(ii) if it were registered as such in the United States.

[1] We understand that the Commission no longer grants no-action assurances for unidentified entities.

III. Discussion

A. Basis for No-Action Relief

In the release adopting the rules affording qualified institutional investors special timing for the filing of beneficial ownership reports,[2] the Commission recognized that the usual timing requirements for filing Schedule 13D impose substantial burdens on institutional investors that are disproportionate to the benefits obtained by disclosure of the information to be reported on Schedule 13G. The Commission indicated, however, that it had not made Schedule 13G available on the same terms to non-U.S. institutions because of concern that the Commission might encounter "substantial enforcement difficulties" in seeking to ensure that such institutions would make available to the Commission in the United States, if required, the same information they would be required to furnish in responding to the disclosure requirements of Schedule 13D. Nonetheless, in many instances the Commission staff granted no-action relief to specific foreign institutional investors on a case-by-case basis allowing such foreign institutional investors to file on Schedule 13G as qualified institutional investors.[3] This has particularly been the case when, for example, the regulation to which such foreign institutions are subject is comparable to U.S. regulation and where such foreign institutions have a nexus, either directly or through affiliated companies, with federal or state regulators in the United States.[4]

The amendments to Rule 13d-1 adopted by the Commission in 1998[5] permit investors, including foreign investors, that satisfy the so-called "passive investor" requirements to file reports of beneficial ownership on short-form Schedule 13G. However, such "passive investors" must file initial reports within the same time frame applicable to investors otherwise required to file reports on Schedule 13D. In contrast, institutional investors that satisfy the requirements of a "qualified institutional investor" are permitted to file reports of beneficial ownership on Schedule 13G on a substantially different, and less burdensome, basis. Consequently, although the 1998 amendments ameliorated the disclosure burden on foreign institutional investors that qualify as "passive investors," the amendments did not entirely eliminate the differences in treatment between qualified institutional investors and comparable

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2 *See* Securities Act of 1933 Release No. 5609; Securities Exchange Act of 1934 Release No. 11616 (August 25, 1975).

3 *See, inter alia*, Banca del Gottardo (pub. avail. Dec. 13, 2002), Centre Solutions Limited (pub. avail. July 25, 2002), CGNU plc (pub. avail. Mar. 19, 2002), Deutsche Bank AG (pub. avail. Feb. 14, 2002), Cater Allen International Limited (pub. avail. Mar. 7, 2001), Fidelity International Limited (pub. avail. Oct. 5, 2000), Manulife Financial Corporation (pub. avail. Oct. 2, 2000), Maple Partners Financial Group (pub. avail. Oct. 21, 1998), Bank of Montreal (pub. avail. Sept. 11, 1998), Royal Bank of Canada (pub. avail. Mar. 18, 1998), Swiss Bank Corporation (pub. avail. Jan. 17, 1997), Morgan Stanley Group, Inc. (pub. avail. Dec. 29, 1995), Deutsche Bank AG (pub. avail. April 13, 1994), Union Bank of Switzerland (pub. avail. Nov. 23, 1992), the AXA Group (pub. avail. July 31, 1992), CS Holding Group (pub. avail. Jan. 16, 1992) and Prudential Corporation Plc (pub. avail. July 5, 1991).

4 *See id.*

5 *See* Securities Exchange Act of 1934 Release No. 39538 (January 12, 1998) (the "1998 Release").

foreign institutional investors that do not satisfy the technical requirements to be a qualified institutional investor.

The Commission realized that the adoption of the 1998 amendments would not, due to the timing differences, eliminate the desire of foreign institutional investors to report as qualified institutional investors. The Commission noted in the 1998 Release that it had determined not to expand the list of qualified institutional investors in Rule 13d-1(b)(1)(ii) to include by its terms foreign institutional investors that are the functional equivalent of the domestic qualified institutional investors. The Commission stated nonetheless that, "[a]ny foreign institutional investor that would rather report on Schedule 13G as a Qualified Institutional Investor and does not want to rely on the Passive Investor provisions may continue to seek no-action relief from the staff under current practices."[6] This request is submitted on that basis.

B. Business of the Qualifying Subsidiaries

The Commission's reasons for denying foreign institutions the right to use Schedule 13G as qualified institutional investors are not present in this case. First, the Qualifying Subsidiaries engage in business activities that, if they were located within the United States, would cause the Qualifying Subsidiaries to fall within one of the exceptions listed in Rule 13d-1(b)(1)(ii). Second, the Qualifying Subsidiaries are subject to regulation by the governmental authorities in the United Kingdom and the regulation in the United Kingdom is comparable to regulation in the United States. Therefore, the Commission's enforcement concerns with respect to foreign institutions using Schedule 13G are not applicable here. This is especially so given that the Commission, in granting past no-action relief, has passed upon the adequacy of the regulatory regime in the United Kingdom.[7] In addition, as described above, certain domestic subsidiaries of Citigroup are registered broker-dealers, and, as such, each such subsidiary is already subject to regulation by the Commission.

IV. Conclusion

Citigroup and the Qualifying Subsidiaries agree to furnish or make available to the Commission staff, at its request, the information that would otherwise be required to be furnished in response to the disclosure requirements of Schedule 13D with respect to the Qualifying Subsidiaries, along with any supporting material or documents necessary to verify the accuracy of such information. In addition, Citigroup and each of the Qualifying Subsidiaries recognizes its responsibility pursuant to Rule 13d-1(b)(1)(iii) to inform any other person on whose behalf it holds, on a discretionary basis, more than 5% of any class of registered equity securities of any acquisition or transaction on behalf of such other person which might be reportable by such persons under Section 13(d) of the Exchange Act.

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6 *See* the 1998 Release.

7 *See, inter alia*, Deutsche Bank AG (pub. avail. Feb. 14, 2002), Cater Allen International Limited (pub. avail. Mar. 7, 2001), Maple Partners Financial Group (pub. avail. Oct. 21, 1998), Swiss Bank Corporation (pub. avail. Jan. 17, 1997), Morgan Stanley Group, Inc. (pub. avail. Dec. 29, 1995), Union Bank of Switzerland (pub. avail. Nov. 23, 1992) and CS Holding Group (pub. avail. Jan. 16, 1992).

Furthermore, Citigroup and each of the Qualifying Subsidiaries acknowledges that it is familiar with the requirements of Rule 13d-1(b)(1)(ii)(G). To the extent that Citigroup or other companies, including intermediate holding companies, that are not persons specified in Rule 13d-1(b)(1)(ii) or Qualifying Subsidiaries covered by the relief hereby requested, own in excess of 1% of a subject class of registered securities and Citigroup, a Qualifying Subsidiary and/or any such intermediate holding company, as applicable, is deemed to beneficially own in excess of 5% of a subject class of registered securities, directly and/or indirectly, Citigroup, such Qualifying Subsidiary and any such intermediate holding company, as applicable, will report such ownership on Schedule 13G as a passive investor or on Schedule 13D.

Citigroup and each of the Qualifying Subsidiaries also recognizes that Schedule 13G will not be available in those instances in which more than 5% of a class of equity securities subject to Section 13(d) of the Act is acquired or held with the purpose or effect of changing or influencing the control of the issuer thereof or in connection with or as a participant in any transaction having such purpose or effect. Citigroup and/or the Qualifying Subsidiaries would make a filing on Schedule 13D in those instances.

Based upon the facts, undertakings and representations set forth above, we respectfully request that the staff of the Division not recommend that the Commission take any enforcement action if the Qualifying Subsidiaries report the ownership of registered equity securities on Schedule 13G as qualified institutional investors in the circumstances described above. This relief would be consistent with the relief granted in the following instances: Banca del Gottardo (pub. avail. Dec. 13, 2002), Centre Solutions Limited (pub. avail. July 25, 2002), CGNU plc (pub. avail. Mar. 19, 2002), Deutsche Bank AG (pub. avail. Feb. 14, 2002), Cater Allen International Limited (pub. avail. Mar. 7, 2001), Fidelity International Limited (pub. avail. Oct. 5, 2000), Manulife Financial Corporation (pub. avail. Oct. 2, 2000), Maple Partners Financial Group (pub. avail. Oct. 21, 1998), Royal Bank of Canada (pub. avail. Mar. 18, 1998), Swiss Bank Corporation (pub. avail. Jan. 17, 1997), Morgan Stanley Group, Inc. (pub. avail. Dec. 29, 1995), Deutsche Bank AG (pub. avail. April 13, 1994), Union Bank of Switzerland (pub. avail. Nov. 23, 1992), the AXA Group (pub. avail. July 31, 1992), CS Holding Group (pub. avail. Jan. 16, 1992) and Prudential Corporation Plc (pub. avail. July 5, 1991).

We request the opportunity to speak with the staff in the event the Division proposes to withhold the no-action relief requested herein. Should you have any questions or require any additional information, please do not hesitate contact the undersigned at 212-225-2864 or David W.S. Yudin at 212-225-2287.

Very truly yours,

Jeffrey D. Karpf

<u>**Annex A**</u>

Name	Jurisdiction of Incorporation	Categorization
Citigroup Global Markets Limited	England and Wales	Broker-dealer
Citigroup Global Markets U.K. Equity Limited	England and Wales	Broker-dealer